Law Offices of

Dieterich & Mazarei

11300 W. Olympic Boulevard, Suite 800

Los Angeles, California 90064

(310) 312-6888        FAX (310) 312-6680

venturelaw@gmail.com

October 17, 2008

Chris White

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Via EDGAR

Re:

Lucas Energy, Inc.

Form 10-K for Fiscal Year Ended March 31, 2008

File June 19, 2008

Form 10-QSB for Fiscal Year Ended June 30, 2008

File August 13, 2008

File No. 1-32508

Dear  Mr. White:

Please accept these responses, on behalf of Lucas Energy, Inc., to your letter, dated September 19, 2008:

Form 10-K for the Fiscal Year Ended March 31, 2008

Reserves, page 12

1.

We note you have presented “Undiscounted Future Net Revenue” and "Present Value of Proved Reserves Discounted at 10% per year" non-GAAP financial measures. Please revise to include all of the disclosures required by Item 10(e) of  Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures released by the SEC on June 13, 2003.

COMPANY RESPONSE: The Company reviewed its disclosures with respect to compliance with Item 10(e) of Regulation S-K and Question 8 of the FAQ’s released by the SEC.  The Company determined that its Non-GAAP financial disclosure of “Undiscounted Future Net Revenue” should be removed from the table on page 12. The Amended Form-10K will include the following disclosures:

Our proved reserves for the year ended March 31, 2008 and are set forth below:

			Present Value of
			Proved Reserves Before Income Tax
	Oil	Gas	Discounted at
	(Bbls)	(MMcf)	10% per year

Proved Developed Producing	496,020	96,010	$ 30,028,770

Proved Developed Non Producing	71,320	-	4,268,530

Proved Undeveloped	1,229,890	-	55,838,230

Total Proved	1,797,230	96,010	$ 90,135,530

Our proved reserves for the year ended March 31, 2007 and are set forth below:

			Present Value of
			Proved Reserves Before Income Tax
	Oil	Gas	Discounted at
	(Bbls)	(MMcf)	10% per year

Proved Developed Producing	252,200	-	$ 7,078,060

Proved Developed Non Producing	85,840	41,530	3,233,380

Proved Undeveloped	1,244,500	-	25,629,880

Total Proved	1,582,540	41,530	$ 35,941,320

Definition of PV-10

Present value of proved reserves discounted at 10% per year (“PV-10”) is a non-GAAP financial measure.  We believe that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by analysts and investors in evaluating oil and natural gas companies.  We believe that PV-10 is relevant and useful for evaluating the relative monetary significance of oil natural gas properties.  Further, analysts and investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies’ reserves.  We also use this pre-tax measure when assessing the potential return on investment related to oil and natural gas properties and in evaluating acquisition opportunities.  Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, we believe the use of a pre-tax measure is valuable for evaluating our Company.  PV-10 should not be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP.

Report of Independent Registered Public Accounting Firm. page F-2

2.

We note that your current accountant expresses an opinion on the financial statements for the fiscal year ended March 31, 2007. [tern 8 of your filing indicates these accountants were appointed on October 9, 2007. Tell us why you have not presented the report of your prior accountant on these financial statements. In this respect, please clarify whether your current auditors re-audited your fiscal year 2007 financial statements.

COMPANY RESPONSE:  For clarification purposes, our independent audit firm re-audited the consolidated financial statements for the fiscal year ended March 31, 2007.  As disclosed in the Company’s Form 8-K filed on October 19, 2007 reporting the Company’s change in certifying accountant (see attached filing), the Company changed its audit firm to GBH CPAs, PC.  The audit engagement partner with our former certifying accountant joined GBH and the Company elected to change firms to maintain continuity of the audit engagement partner who had prior knowledge of the Company.  In connection with this change, GBH re-audited the prior fiscal year’s financial statements.  There were no disagreements between the Company and its former certifying accountant, Malone & Bailey, PC.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

3.

We note the deferred tax assets and liabilities disclosed in Note I.  Please revise to provide your accounting policy for income taxes as required by Accounting Principles Board Opinion Number 22.

COMPANY RESPONSE:  The Company will revise its filing to include its policy for accounting for income taxes.  Upon review, the Company determined that the policy for accounting for deferred tax assets and liabilities was inadvertently eliminated in a late draft of the Form 10K filing.

The following addition will be made to Footnote 2 – Summary of Significant Accounting Policies of the Amended Form 10-K:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and accrued tax liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive income per Share of Common Stock, page F-9

4.

We note your presentation of comprehensive income per share. As discussed in Financial Reporting Codification 202.04, per share information other than that relating to net income or dividends should be avoided in reporting financial results. Please revise to remove this disclosure from your filings.

COMPANY RESPONSE:  The Company will revise its filing to eliminate the disclosure of comprehensive earnings per share.

Exhibits 31.1 and 31.2

5.

We note that these exhibits do not contain the exact wording as required by Regulation S-K Item 601(b)(31). Please amend to provide corrected certifications that conform to this requirement. The required changes would include, but are not limited to, the following:

            *

        The title above the opening line should read "certifications",

            *

        Paragraph 1 should refer to Form 10-K,

*      All references to the "small business issuer" should be replaced with "registrant",

            *

        Paragraphs 2 and 3 should refer to "report",

*      Paragraphs 4 and 5 should contain the exact wording as required by Regulation S-K Item 601(b)(31), and

            *

        Exhibit 31.2 should include the title below the signature.

COMPANY RESPONSE:  The Company will revise its filing in accordance with these suggested corrections.

Exhibits 32.1 and 32.2

6.

We note these exhibits refer to Form 10-KSB. In your amended filing, please include corrected certifications that refer to Form 10-K rather than Form 10-KSB.

COMPANY RESPONSE:  The Company will revise its filing in accordance with the suggested corrections.

Form l0-QSB for the Quarter Ended June 30, 2008

7.

We note that your most recent quarterly report for the period ending June 30, 2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Infornation about recent changes to rules affecting small business issuer form types and disclosure and filing requirements is available on the SEC website at httn://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf   If you have any questions about these changes, please feel free to contact the SEC's Office of Small Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

COMPANY RESPONSE: The Company will file its future quarterly reports on Form 10-Q.

Engineering Comments

Business, page 4

8.

We note your statement, "We focus on acquiring shut-in wells that we believe have been overlooked by larger companies and have a high probability of containing large reserves recoverable through the lateral drilling process or responding to our revitalization process."  With a view toward possible disclosure, please explain to us in detail the components of your "revitalization process," present examples of its success and list the properties and currently booked proved reserves attributable to this process, Include support for any claim to proprietary technology you make.

COMPANY RESPONSE:  The Company will revise its filing to clarify its business activities and the components and methods for revitalizing its properties in Item 1. Business.  The Company will also present its significant properties, identifying its drilling and revitalization activities in Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Oil and Gas Operating Activities”.  The Amended Form 10-K will be modified to read:

We focus on the acquisition of shut-in, plugged and abandoned wells that have largely been overlooked by other companies and have a high probability of additional recovery of large reserves through our revitalization process or the drilling of new laterals.

Revitalization means to bring the well back into production, or to enhance production through ordinary practices used in the oil and gas industry.  With respect to the wells we acquire it means several things, including installation of new, or good used, equipment on the well; cleaning out the well with opened tubing, tubing with a bit, or tubing with a mule shoe; treating the well with acid, soapy water, or other proprietary chemicals furnished by third parties; re-entry of a plugged and abandoned well; and drilling of a new lateral out of an existing well.

We do not have any proprietary technology or chemicals.  Our revitalization program is intended to increases in reserves, production and cash flow as our performance has demonstrated.

9.

We note your statement, "We seek opportunities to acquire mature oil fields that have 30% to 50% of original oil in place." Most conventional oil fields with 50% of its original oil in place would be well past or at primary and secondary depletion. Please furnish us with a list of such properties that you have acquired and those you have brought to production.  Include the calculations that you used to determine the depletion fraction for each field.

COMPANY RESPONSE:

The Company does not determine the depletion fraction for each field.  The Company will revise its filing to eliminate the reference to 30% to 50% of original oil in place.  A list of properties owned by the Company will be shown in Oil and Gas Operating Activities in Item 6 Management Discussion and Analysis of Financial Condition and Results of Operations  The Amended 10K will revise the statement to read:

We seek opportunities to acquire wells in what we believe to be underdeveloped oil fields onshore in Texas.

Underdeveloped is an industry term meaning that the reservoirs of interest have either not been fully exploited through drilling, or the reserves in current well bores, whether active or plugged and abandoned, have not been fully recovered by primary recovery techniques. We do not calculate remaining recoveries to determine our level of interest in a particular field, but determine our interest in a particular field by extensive research which includes reviewing the decline curves of wells acquired; reviewing location maps from public sources to determine potential development drilling locations; reviewing current horizontal wells to determine if there is the potential for new laterals in a different direction; reviewing well bore casing conditions to determine if there is a technical potential for drilling a new lateral from the old well bore; researching shut in wells in the field of interest; and researching plugged and abandoned wells in the field of interest.”

We do not calculate reserves on a field-wide basis, because most of our wells are in the Austin Chalk formation, where volumetric calculations are not valid since these formations have little or no matrix porosity and produce primarily from natural fractures.

Description of Properties, page 12

10.

We note that your property description does not include items such as field names and locations, producing zone and current production while the "Current Operations" section of your website does. Please expand this section to present the detailed information contemplated in Item 102 of Regulation S-K.

COMPANY RESPONSE:

The Company will revise the information displayed on its website to eliminate the description of field names and locations, producing zones and current production. Further, the Company will revise its Description of Properties to include information on significant fields and locations, producing zones and current production.

The following table has been added to our Amended Form 10K:

The following is a list of our current oil and gas producing properties:

		Current Year
Lease Name	County	Production
Oil:
Barnett Et Al	Gonzales	290
Barnett, W.L. et al #1	Gonzales	244
Barnett, W.L. et al #4	Gonzales	242
Burnett #1	Gonzales	134
Con-Dubose Unit #1	Gonzales	1,099
Copeland Karnes #1	Karnes	381
Ervin Et Al 1	Gonzales	119
Green	Baylor	409
Griffin Oil Unit #2	Gonzales	10,620
Griffin Oil Unit #5	Gonzales	231
Griffin Ruddock #1	Gonzales	1,246
Hagen Ranch Unit	Gonzales	633
Hagen Ranch Unit #3	Gonzales	4,137
Henry Christian	Gonzales	725
Henry Christian	Gonzales	373
Hindes	Atoscosa	572
Hindman #2	Gonzales	109
Hindman #2	Gonzales	123
Holub 1-H	Gonzales	67
Jessie Perkins #1	Gonzales	60
Kuntschik#1	Gonzales	1,604
Kuntschik#2	Gonzales	1,384
Mary Martha #1	Gonzales	283
Mary Martha 1	Gonzales	266
Matthews #1	Atascosa	158
Merit-RVS #1	Gonzales	1,062
Paul Foerster #1	Gonzales	141
Perkins Oil Unit #1	Gonzales	3,578
Perkins Oil Unit #2	Gonzales	132
RVS #2	Gonzales	372
RVS #3	Gonzales	1,654
Sloan	Gonzales	268
Sloan	Gonzales	145
Team Bank	Wilson	1,319
Upton Ruddock	Gonzales	1,640
Wright #1	Gonzales	132
Zavadil #1	Gonzales	254
Zavadil #2st	Gonzales	522

Gas:
Copeland Karnes #1H	Karnes	100
Griffin-Ruddock Oil Unit #1	Gonzales	1,412
Ruddock, Upton #1	Gonzales	200

Reserves, page 12

11.

Please submit to us the petroleum engineering reports – in hard copy and electronic compact disk format -you used as the basis for your 2008 proved reserve disclosures. Please ensure that these materials include:

(a)

One-line recaps for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

(b)

Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

(c)

individual income forecasts for each of the properties in the proved developed and proved undeveloped categories as well as the AFE for each of the five largest PUD properties described on page 4;

(d)

Narratives and engineering exhibits (e.g. maps, performance plot projections, volumetric calculations) for each of the five largest PUD properties described on page 4 with pertinent offset well production figures. Include a discussion of the “Revisions of previous estimates for improved recovery 1,356,488 barrels oil” disclosed on page F-16.

COMPANY RESPONSE:  We, and our independent reserve engineer, Forrest A. Garb & Associates, Inc, have provided the requested information in hard copy and in electronic format to the SEC separately in conjunction with the current SEC review.

Wells, page 12

12.

Please expand your property description to include, for each of the last three years, your net oil and gas production and your drilling activities pursuant to SEC Industry Guide 2.

COMPANY RESPONSE:  The SEC has requested information for each of the last three years.  Since the registrant qualifies as a smaller reporting company, we believe that the disclosure requirements under Regulation S-K Rule 4-10(B) require two years of information rather than three years.

The production volumes and capitalized drilling costs for each of the significant wells owned by the Company are shown in the Wells section under Item 2:  Description of Properties.  The Amended Form 10-K will be modified to read:

The following summarizes the Company’s net production and capital expenditures for the years ending March 31, 2008 and 2007:

	March 31, 2008	March 31, 2007
Production:
Oil (barrels)	36,728	21,502
Natural gas (thousand cubic feet)	1,712	2,310
Total (barrels oil equivalent)	37,013	21,887

Capital Expenditures	$10,203,782	$9,231,339

Management's Discussion and Analysis of Financial Condition and Results of  Operations, page 15

Lateral Drilling and Rework Program, page 15

13.

Please expand your description of "Proved Producing PV 10 Value ($)" to provide an explanation of the calculations and assumptions for this term. As a minimum, include the applicable effective date, product prices and reserve categories used in this computation.

COMPANY RESPONSE:  The following will be added to the Amended Form 10K:

Proved Producing PV 10 is a 10% discount applied to estimated future net revenues.  Estimated future net revenues are based on estimated net reserves, using constant oil and gas prices and costs.  We used oil and gas prices of $103.99 per barrel (Bbl) and $6.44 per thousand cubic fees (Mcf), respectively, for this purpose.  All of this information was derived from the Forrest A Garb & Associates, Inc. reserve report as of March 31, 2008.

Supplemental Information on Oil and Gas Producing Activities (Unaudited) page F-15

Reserve Quantity Information, page F-16

14.

Paragraph 11 of FAS 69 requires the explanation of significant changes in the line item reconciliation of your proved reserves, Please revise your proved reserve disclosure to explain the technical factors in the 1,356,488 barrel revision to your proved oil reserves for the year ending March 31, 2007.

COMPANY RESPONSE:  The Company will revise its disclosures in its supplemental oil and gas disclosures to correct errors with respect to the classification of its revisions of previous estimates and its purchases of minerals in place.  The Reserve Quantity Information table and the Changes in Standardized Measure of Discounted Future Net Cash Flow table will be amended as follows:

 (4)     Reserve Quantity Information

	Oil (BBL)	Gas (MCF)

March 31, 2006	99,573	52,792
Revisions of previous estimates	147,992	(9,320)
Purchases of minerals in place	1,356,488	-
Extensions and discoveries	-	-
Production	(21,513)	(1,942)
Sales of minerals in place	-	-

March 31, 2007	1,582,540	41,530
Revisions of previous estimates	(135,263)	56,192
Purchases of minerals in place	303,959	-
Extensions and discoveries	82,720	-
Production	(36,726)	(1,712)
Sales of minerals in place	-	-

March 31, 2008	1,797,230	96,010

The following schedule summarizes changes in the standardized measure of discounted future net cash flow relating to proved oil and gas reserves:

	Years ended March 31,
	2008	2007

Standardized measure, beginning of year	$ 35,941,320	$ 2,208,416
Extensions, discoveries and improved recovery	4,754,260	-
Revisions of previous estimates	(7,281,567)	9,619,480
Purchases of minerals in place	17,312,363	25,757,183
Sales of minerals in place	-	(619,131)
Net change in prices and production costs	30,017,985	-
Accretion of discount	3,594,132	-
Oil and gas sales, net of production costs	(2,342,700)	(1,024,628)
Changes in estimated future development costs	30,260	-
Previously estimated development cost incurred	3,960,000	-
Net change in income taxes	(26,716,187)	-
Change in timing of estimated future production	4,149,477	-
Standardized measure, end of year	$ 63,419,343	$ 35,941,320

15.

Please amend your document to disclose your proved developed reserves for each of the three years ended March 31, 2008 pursuant to FAS 69, paragraph 10.

 COMPANY RESPONSE:  The Company will revise its filing to show the proved developed reserves in the Supplemental Information on Oil and Gas Producing Activities schedule for each year as required by FAS 69 paragraph 10.

The SEC has requested information for each of the last three years.  Since the registrant qualifies as a smaller reporting company, we believe that its disclosure requirements under Regulation S-K Rule 4-10(B) require two years of information rather than three years.

We will add the following tables to the SMOG disclosures:

Our proved reserves for the year ended March 31, 2008 and are set forth below:

	Oil	Gas
	(Bbls)	(MMcf)

Proved Developed Producing	496,020	96,010

Proved Developed Non Producing	71,320	-

Proved Undeveloped	1,229,890	-

Total Proved	1,797,230	96,010

Our proved reserves for the year ended March 31, 2007 and are set forth below:

	Oil	Gas
	(Bbls)	(MMcf)

Proved Developed Producing	252,200	-

Proved Developed Non Producing	85,840	41,530

Proved Undeveloped	1,244,500	-

Total Proved	1,582,540	41,530

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and  Gas Reserves, page F-17

16.

Please amend your document to disclose your projected future development costs separately from your future production costs per FAS 69, paragraph 30(b).

COMPANY RESPONSE: The following revision will be made to the Amended Form 10-K:

	March 31, 2008	March 31, 2007

Future cash inflows	$ 187,511,500	$ 104,664,080

Future production costs	(28,913,880)	(18,240,500)

Future development costs	(15,069,740)	(19,060,000)

Future tax expense	(42,541,689)	-

Future net cash flows	100,986,191	67,363,580

10% annual discount	(37,566,548)	(31,422,260)

Standardized measure	$ 63,419,343	$ 35,941,320

Closing Comments

Lucas Energy, Inc. (the “Company”) hereby acknowledges that:

(1)

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact this office at any time.

Sincerely,

DIETERICH & MAZAREI

/s/ Christopher H. Dieterich

Christopher H. Dieterich

Counsel to Lucas Energy, Inc.